Exhibit 99.1
PROXY FOR COMMON SHARES SOLICITED ON BEHALF OF THE MANAGEMENT OF INTELLIPHARMACEUTICS INTERNATIONAL INC.

This proxy is solicited by the Management of Intellipharmaceutics International Inc. (the “Company”) in conjunction with the annual and special meeting (the “Meeting”) of shareholders of the Company to be held at The National Club, 303 Bay Street, Toronto, Ontario on Friday, May 28, 2010, at 10:30 a.m. (Toronto time). A shareholder has the right to appoint as the shareholder’s proxy a person or company (who need not be a shareholder) other than those designated below, by inserting the name of such other person in the blank space provided.

The undersigned shareholder of the Company hereby appoints Dr. Isa Odidi, Chairman of the Board and Chief Executive Officer of the Company, or, failing him, Dr. Amina Odidi, President and Chief Operating Officer of the Company, or, instead of either of them as proxy of the undersigned with full power of substitution to attend, vote, and otherwise act for and on behalf of the undersigned in respect of all matters that may come before the Meeting, and at any adjournment(s) thereof.  Specifically, all common shares registered in the name of the undersigned are to be voted as indicated below and may be voted at the discretion of such proxy with respect to amendments or variations to the matters identified in the Notice of Meeting or other matters that may properly come before the Meeting.  If no choice is specified, the individual named as proxy shall vote in favor of the items of business set forth in items 1 to 4 below.

1.	VOTE FOR  OR OR WITHHOLD FROM VOTING 
on the election of six directors;

2.	VOTE  OR WITHHOLD FROM VOTING 
on the reappointment of Deloitte & Touche LLP, Chartered Accountants, as the auditor of the Company and to authorize the directors to fix the auditor’s remuneration;

3.	VOTE FOR  OR AGAINST 
approval of the Deferred Share Unit Plan of the Company;

4.	VOTE FOR  OR AGAINST 
approval of the Restricted Share Unit Plan of the Company.

The undersigned hereby revokes any proxy previously given to attend and vote at said Meeting.

DATED the __________ day of _____________________, 2010.

_________________________________________________
Signature of Common Shareholder

_________________________________________________
Name of Shareholder (Please Print)

NOTES:

1.
Please sign exactly as your name appears on your share certificate and return this proxy at once, using the return envelope enclosed. You may also fax it to 416.368.2502, or 1-866-781-3111 (North America) or hand deliver to CIBC Mellon Trust Company, 320 Bay Street, Banking Hall Level, Toronto, Ontario, M5H 4A6. Proxies must be received prior to 5:00 pm on May 26, 2010.

2.
Executors, administrators, trustees, and the like should so indicate when signing on behalf of a shareholder.  Where common shares are held jointly, each owner must sign.  Where the shareholder is a corporation, this proxy must be signed by an authorized officer or attorney.

3.	If this proxy is not dated in the above space, it is deemed to bear the date on which it was mailed by the Company.